FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

May 28, 2024

Chen Chen

Kathleen Collins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Progress Software Corporation (the “Company”)

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

Filed May 28, 2024

File No. 000-19417

Dear Ms. Chen and Ms. Collins:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated May 6, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2023. For ease of reference, your comments appear in italics directly above the Company’s responses.

Please note that due to the commercially sensitive nature of certain information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to 17 C.F.R. § 200.83 (“Rule 83”). We are redacting the information from the version filed via EDGAR and replacing it with a placeholder marked with “[***].” The Company has provided an unredacted version of this letter to the Staff and filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Select Performance Metrics, page 29

1.	We note from your response to prior comment 2 that you include contracts with terms of less than one-year in your ARR calculations based on the assumption that such short- terms contracts will renew. You also state that the short-term contracts “typically” renew in a manner similar to annual and multi-year contracts. Please clarify what is meant by “typically” renew and tell us the percentage of revenue and/or ARR related to short-term contracts for each period presented. Also, tell us and revise your next Form 10-Q filing to disclose the renewal rates for such contracts to add context to inclusion of short-term contracts in your ARR calculations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that contracts with a term of less than one year represent new licenses purchased by current customers whose existing annual and multi-year contracts are not yet up for renewal. These new licenses are intentionally structured with a term of less than one year to align the contract renewal date of the new license with the contract renewal date of the existing contract. At the time of renewal, these new licenses will renew with the same term as the existing contracts being renewed, such that both set of contracts are “co-termed.”

In practice, we generally do not sell licenses with a term of less than one year unless a customer is purchasing additional licenses under an existing contract and wishes to co-term the additional licenses with the existing contract at time of renewal. Given this practice, the reference to “typically” means that the renewal rate for contracts with a term of less than one year is the same or better than the renewal rate of our annual and multi-year contracts. In our future filings, we will remove the reference to “typically” and revise our disclosure to describe the process of renewal for these co-termed contracts. The percentage of contracts with a term of less than one year has historically represented between 1% - 2% of total ARR and revenue for any given period. Other than Net Revenue Retention rate, we have not, and do not, intend to disclose renewal rates as we believe that ARR is the performance metric indicative of the health of our business.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

Please note the Company’s revised definition of ARR is as follows (bold text represents new language, strikethrough represents deleted language, underline represents language edits since our response dated April 15, 2024):

Annualized Recurring Revenue (“ARR”)

We ~~are providing an~~ disclose ARR as a performance metric to help investors better understand and assess the performance of our business because our mix of revenue generated from recurring sources currently represents the substantial majority of our revenues and is expected to continue in the future ~~has increased in recent years~~. We define ARR as the annualized ~~recurring~~ revenue of all active and contractually binding term-based contracts from all customers at a point in time. ~~ARR represents the annualized contract value for all active and contractually binding term-based contracts at the end of a period.~~ ARR includes revenue from maintenance, software upgrade rights, public cloud, and on-premises subscription-based transactions and managed services. ARR mitigates fluctuations in revenue due to seasonality, contract term and the sales mix of subscriptions for term-based licenses and SaaS. Management uses ARR to understand customer trends and the overall health of the Company’s business, helping it to formulate strategic business decisions.

~~We define ARR as the annual recurring revenue of term-based contracts from all customers at a point in time. We calculate ARR by taking monthly recurring revenue, or MRR, and multiplying it by 12. MRR for each month is calculated by aggregating, for all customers during that month, monthly revenue from committed contractual amounts, additional usage and monthly subscriptions. ARR reflects~~ We calculate the annualized value of annual and multi-year contracts, and contracts with terms less than one year, by dividing the total contract value of each contract by the number of months in the term and then multiplying by 12. Annualizing contracts with terms less than one-year results in amounts being included in our ARR that are in excess of the total contract value for those contracts at the end of the reporting period. We generally do not sell contracts with a term of less than one year unless a customer is purchasing additional licenses under an existing annual or multi-year contract. The expectation ~~assumption~~ is that at the time of renewal, contracts with a term less than one year will renew with the same term as the existing contracts being renewed, such that both contracts are co-termed. Historically contracts with a term of less than one year ~~typically~~ renew at rates equal to or better than ~~in a similar manner to~~ annual or multi-year contracts.

Revenue from term-based license and on-premises subscription arrangements include a portion of the arrangement consideration that is allocated to the software license that is recognized up-front at the point in time control is transferred under ASC 606 revenue recognition principles. ARR for these arrangements is calculated as described above. The expectation ~~assumption~~ is that the total contract value, inclusive of revenue recognized as software license, will be renewed at the end of the contract term.

The calculation is done at constant currency using the current year budgeted exchange rates for all periods presented.

ARR is not ~~calculated in accordance with~~ defined in GAAP and is not derived from a GAAP measure. Rather, ARR generally aligns to billings (as opposed to GAAP revenue which aligns to the transfer of control of each performance obligation). ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

Notes to Consolidated Financial Statements

Note 18. Business Segments and International Operations, page 72

2.	We note your response to prior comment 4. Please expand on your analysis supporting your conclusion that each of your product brands are similar for the purpose of providing disclosures pursuant to ASC 280-10-50-40. As part of your response, ensure you address the following:
•	Describe each product in detail and discuss their similarities and differences. For example, explain how MOVEit, a managed file transfer software for managing and controlling the movement of sensitive files is similar to Semaphore, a semantic AI platform that transforms data into meaningful insights, or how OpenEdge, an application development platform for business-critical applications needing high performance, high availability and flexible deployment options is similar to WhatsUp Gold, a network infrastructure monitoring software that provides visibility into all network devices, servers, virtual machines, cloud and wireless environments to find and fix network problems.

Response: The Company respectfully acknowledges the Staff’s comment and has provided a detailed description of each of our products in response to the second bullet of the Staff’s comment. We advise the Staff that all our products are similar in that they are all used in the software development lifecycle (see Illustration 1 below) by software developers and IT professionals, our end customers, to (i) develop applications and websites (referred hereinto as “Development Software”), (ii) deploy those applications and websites as needed (“referred hereinto as “Deployment Software”) and (iii) manage those applications and websites safely and securely (referred hereinto as “Management Software”). Development Software, Deployment Software, and Management Software each represent an aspect of the same software development lifecycle methodology.

Our executive leadership manages our business through the lens of this development lifecycle which is also embodied in our mission statement as being a trusted provider of the best products to develop, deploy and manage high impact applications. Please refer to our “Mission” brochure found on our website at https://www.progress.com/company.

Illustration 1: Software Development Lifecycle

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

In addition to addressing a similar and connected set of use cases, our products have similar end-users, share similar risks and opportunities for growth, are sold through similar direct and indirect sales channels, and are subject to similar regulatory environments. Table 1 below outlines each of our products on a comparative basis.

[***]

Table 1:

[***]

•	Describe the role that each of your products plays in enabling organizations to develop and deploy mission-critical applications and manage data platforms, cloud and IT infrastructure.

Response: The Company respectfully acknowledges the Staff’s comment and in response thereof, has described below each of our products and the role that it plays in enabling organizations to develop and deploy mission-critical applications and manage data platforms, cloud and IT infrastructure.

Development Software

The Company’s Development Software is used to develop applications and digital experiences that serve a wide range of business needs. Applications store, organize, modify, search, access, and move data and content. They also analyze data and content, automate workflows, apply business rules and policies to transactions, and provide engaging user experiences among other functions. Software Developers and IT professionals use the Company’s products to meet these needs as follows:

OpenEdge – Software used to develop and run mission-critical applications, includes an integrated relational database, a programming language and programming tools.

MarkLogic and Semaphore – Software used to develop and run mission-critical applications that use complex unstructured data, includes a multi-model database, search and semantic AI capabilities that provide context and make sense of complex data including the reduction of hallucinations in large language model generated responses.

DataDirect – Software that is typically embedded in enterprise applications and is used by those applications to connect to any number of data sources including relational databases, NoSQL, Big Data and SaaS data sources.

Corticon – Software embedded in an application or digital experience that is used to develop and run rules-based logic used in applications.

Developer Tools - Software used to develop web and mobile user interfaces of an application.

Sitefinity – Software used to develop and run digital experiences, including the management of content in websites, portals and applications.

MOVEit – Software used to securely transfer files (which are a form of “data”).

Deployment Software

Modern applications are very complex. They include many components, including front-end applications, back-end applications, data and content management systems, etc. In addition, they run on complex infrastructures including mobile devices, PCs, and servers which could be on-prem, or in the cloud, or both. During the development process, IT organizations spend significant resources to test the applications and the infrastructure they run on, to ensure that they meet the functional requirements, perform well, and meet security and compliance needs. Once tested, these applications must be deployed across on-prem and cloud environments in a controlled and consistent manner. Due to the complexity and scale, automated deployment is essential for speed, reducing labor costs, and to ensure consistency and compliance.

Chef – Software used to automate the deployment and configuration of any number of managed environments so that an application can be deployed in a consistent and compliant manner.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

Management Software

Infrastructure Management – Once applications are deployed to managed environments, developers and IT professionals continually monitor and manage them, the data they use and the infrastructure they run on to ensure availability, optimal performance and security. The Company’s infrastructure management products that help development teams and IT professionals manage these environments in a secure and compliant way and include:

WhatsUp Gold – Software used to monitor the network supporting the applications.

LoadMaster – Software used to load balance applications across back-end servers to ensure application performance, availability.

Flowmon – Software that detects threats and anomalies and provides access to insights on network and application performance.

•	You include various products on your website in groups that have Executive Vice Presidents (EVP) and General Managers (GM) assigned to them (e.g., Data Platform, Digital Experience and Infrastructure Management & Operations) and other products in groups that do not (e.g., Data Connectivity and Secure File Transfer). Explain each of these groups, why you grouped products in this manner and how you considered them in your analysis of similarity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we group our products on our website so our customers easily identify the products that are relevant to their requirements. The website grouping of our products is also driven by the way we market our products; however, such groupings do not represent a differentiation amongst products that is meaningful to management or users of financial statements.

[***]

Table 2:

[***]

•	Tell us whether the CODM receives profitability information at a lower level than consolidated results, such as for the groupings that line up with the EVPs and GMs, other groupings, or for individual products (e.g., OpenEdge).

Response: The Company respectfully advises the Staff that the CODM does not receive profitability information at a lower level than consolidated results.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

•	Clarify whether all products are marketed directly to end-users and indirectly to both ISVs and OEMs. To the extent certain products are sold, for example, only through ISVs while others are sold only directly to end-users, explain how that factored into your analysis. In this regard, you state some products are sold directly while others are sold indirectly to ISVs and OEMs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as indicated in the table presented in response to the second bullet point of Staff’s comment, all of our products are marketed to end-users both directly and indirectly through partners, such as independent software vendors (“ISVs”), original equipment manufacturers (“OEMs”), system integrators, value added resellers (“VARs”), and distributors. The end-users of our products are software developers and IT professionals, and regardless of method of distribution, all our products are sold to these end-users. As a business, we do not give preference to a particular distribution method, and instead focus on our customers’ preferred sales channel.

Since it is the end-user and not the product that dictates how a product is sold and marketed, any differences amongst the sales channels do not translate into differences among our products. As such, we consider this approach to be another factor in the similarity of our products because our sales and marketing methods are consistent and interchangeable across our product portfolio. As indicated above, substantially all of our products are sold direct and through various indirect channels. Further, management does not receive product specific information relating to channel, as that information is not meaningful in how we make decisions or measure our performance.

While certain products have higher direct sales as a percentage of the product’s overall sales compared to other sales channels, we offer every product through a combination of direct and indirect sales channels. We provide flexible license options across our products to remove purchase or entry barriers to our customers, which drives the following actions: (i) use of both direct and indirect sales channels to meet our customers’ preferences regarding licensing, support and professional services requirements; and (ii) an OEM model for organizations that are looking to embed capabilities within a broader solution.

Our marketing personnel conduct a variety of marketing engagement programs designed to create demand for our products, enhance the market readiness of our products, raise the general awareness of our products, generate leads for the sales organization and promote our products. These programs include public relations, industry analyst relations, digital/web marketing, demand generation, participation in trade shows, industry conferences, regional user events, and production of sales and marketing literature.

Our marketing efforts focus on driving traffic to our websites, generating high quality sales leads and building visibility for our corporate and product brands. Our sales efforts then focus on converting these leads into paying customers. Sales personnel are responsible for developing new direct end-user accounts, recruiting new indirect partners and new independent distributors, managing existing partner relationships and servicing existing customers. We use our inside sales teams to enhance our direct sales efforts and to generate new business and follow-on business from existing customers.

•	Clarify how customers are similar or different for each product line. In this regard, explain what is meant by your reference to a “mix of customers across products in vertical industries.” Provide us with a breakdown of customer type and industry for each product offering. To the extent that a given product has multiple types of customers and/or industries, quantify the portion of revenue derived from each type of customer or industry.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that customers are similar for each product line insofar as they need solutions to help develop applications and websites, deploy those applications and websites where and how they chose, and manage those applications and websites safely and securely. Because software development has penetrated many industries, our solutions are likewise applicable in a variety of industries.

In measuring the Company’s performance, management mainly focuses on ARR and revenue. As noted in the third bullet of the Staff’s comment above, the internal grouping of our products is mainly driven by where in the software development lifecycle the product sits, management capacity, and other organizational factors, and not by specific industry, channel, or product. A “mix of customers across products in vertical industries” is in reference to our focus on software developers and IT professionals that meet our product use cases to develop and manage software applications. Software developers and IT professionals are the end-users of our software applications, regardless of what industry they are in or their preferred method of acquiring our products. Since we do not focus our efforts on particular industries and we view purchasers of our products as one homogeneous pool of end-users, regardless of whether they are an IT professional or software developer, we do not maintain a breakdown of data by industry or customer for each product. As a result, the requested information is not readily available.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

May 28, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

We appreciate the Staff’s time and attention. I am available to discuss the Staff’s comments and our responses, as needed.

Sincerely,

/s/ Anthony Folger

Anthony Folger

Executive Vice President and Chief Financial Officer

cc: YuFan Stephanie Wang, Chief Legal Officer and Secretary of the Company

Jon Venick, DLA Piper LLP (US)

Era Anagnosti, DLA Piper LLP (US)

Eric Forni, DLA Piper LLP (US)